VIRYANET LTD.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2005

VIRYANET LTD.

(Translation of registrant’s name into English)

5 Kiryat Hamada Street

Science Based Industries Campus

P.O. Box 23052, Har Hotzvim

Jerusalem 91230, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

Attached is the Company’s Press Release dated February 18, 2005, entitled “ViryaNet Announces $1.3 Million of Strategic Funding”

VIRYANET LTD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date: February 22, 2005	By:	/S/ ALBERT A. GABRIELLI
	Name:	Albert A. Gabrielli
	Title:	Chief Financial Officer

VIRYANET LTD.

Exhibit Index

Exhibit No.	Description
99.1	Press release issued by the Company dated February 18, 2005, entitled “ViryaNet Announces $1.3 Million of Strategic Funding”

Exhibit 99.1

VIRYANET LTD.

FOR IMMEDIATE RELEASE

Contacts:

Albert Gabrielli	Jack McAvoy
ViryaNet	ViryaNet
508-490-8600, ext 3038	508-490-8600, ext 3090

VIRYANET ANNOUNCES $1.3 MILLION OF STRATEGIC FUNDING

Southborough, Mass. — February 18, 2005 — ViryaNet (NasdaqSC: VRYA), a leading provider of integrated mobile and Web-based software applications for workforce management and the automation of field service delivery, today announced that it has received $1.3 million in equity financing in a private placement from Telvent Investments, S.L., a current shareholder of the company, which is an Abengoa company and an affiliate of Spanish Information Technology company Telvent (Nasdaq: TLVT), a ViryaNet strategic partner. Under the terms of the agreement, Telvent Investments has purchased 581,659 Ordinary Shares of ViryaNet at a price of $2.29 per Ordinary Share.

“Telvent remains committed to the success of ViryaNet, and we value them both as an investor and as a partner,” said Paul V. Brooks, president and CEO, ViryaNet. “Telvent’s confidence in and commitment to ViryaNet validates our strategic vision. This funding will help us capitalize on our growth initiatives.”

“Our funding is based upon a clear understanding of ViryaNet’s leadership position within the marketplace,” said Manuel Sanchez Ortega, joint director, Telvent Investments. “Across the world, Telvent sees increased activity and interest in automating the field service workforce, principally because organizations are realizing that there are direct bottom-line benefits to better managing business processes and optimizing utilization of personnel and assets. ViryaNet has the most sophisticated technology, robust application functionality, and highly skilled and dedicated employees. Those strengths, coupled with the new capital being raised, position ViryaNet for further success, and Telvent looks forward to being a strong partner in that success.”

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s flagship product, ViryaNet Service Hub, combines the power of the Internet, the freedom of wireless technologies, and the resources of ViryaNet’s deep service expertise to help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics and repairs management.

VIRYANET LTD.

Customers in the utility, telecommunications, and retail industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of increasing service revenues, decreasing service costs, and maximizing customer satisfaction.

Visit ViryaNet at www.viryanet.com.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated April 9, 2004, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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